NEWS RELEASE

Alderon Appoints Key Executives to the Mining Team

June 13th, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce the appointment of Mr. Todd Burlingame as Executive Vice President Environment & Aboriginal Affairs effective as of June 13, 2011 and Mr. Gary Norris as Executive Vice President Government & Community Affairs effective as of July 4, 2011.

Mr. Burlingame has over 20 years of experience in the mining sector across Canada and has worked for Nalcor Energy for the past three years as the Manager of Environment and Aboriginal Affairs and Chief Negotiator for the 3000 Megawatt Lower Churchill Hydroelectric Project. Nalcor Energy is the Crown Corporation advancing the Lower Churchill Project, located in Labrador, Canada, on behalf of the Province of Newfoundland and Labrador.

Mr. Burlingame will be responsible for all environmental permitting aspects to develop the Kamistiatusset (“Kami”) Project through to production, including acquiring all required environmental approvals.  He will also have a lead role in Aboriginal Relations.  Mr. Burlingame graduated from the University of British Columbia with a bachelor’s degree in Geology.  He will be based out of Alderon’s new office in St. John’s, Newfoundland.

Mr. Norris has spent over 30 years working for the Newfoundland and Labrador Government, most recently as the Clerk of the Executive Council and Secretary to Cabinet. Mr. Norris has also held a number of other senior Executive positions, including, Assistant Deputy Minister of Environment, and Deputy Minister of Intergovernment Affairs Secretariat. Mr. Norris will liaise with local, provincial and federal Governments as we go through the permitting stage all the way through production. He will be involved in all aspects of project development including discussions regarding port and rail access.  Mr. Norris holds a Bachelor of Arts degree in Political Science and Economics from Memorial University of Newfoundland. Mr. Norris will also be based out of the St. John’s, Newfoundland office.

“Gary and Todd will be instrumental in the development of Kami”, says Mark Morabito, President and CEO of Alderon.  “Their knowledge, specifically in Labrador, is unsurpassed and I’m very excited to have them join our team.”

Alderon has granted Mr. Burlingame, under the terms of its stock option plan, options to purchase up to 250,000 common shares at a price of $2.62 per share.  Alderon has also granted Mr. Norris options to purchase up to 250,000 common shares at a price of $2.62 per share.  The options are subject to vesting over a two year period and have an expiry date of June 13, 2016. Alderon has also granted certain employees and consultants options to purchase 300,000 common shares at price of $2.62 per share vesting over a two year period and having an expiry date on June 13, 2016.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The 100% owned Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

Renmark Financial Communications Inc.

Florence Liberski: fliberski@renmarkfinancial.com

Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified the management discussion and analysis section of our interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.